About
KongZhong Corporation

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Annual report 2004
About KongZhong Corporation
KongZhong Corporation (Nasdaq: KONG), is a leading provider of advanced second generation (2.5G) wireless value-added services in China. To provide customer-oriented services, instant information and convenient communication are our main goals. As a close partner of China Mobile which has the largest mobile subscriber base in the world, we have gained our leading position in each of its 2.5G technology platforms including WAP, MMS and JAVA™. We deliver a broad range of services in three major categories: interactive entertainment, media and community.
KongZhong is registered in the Cayman Islands and conducts most of its business in China. We are headquartered in Beijing and have over 600 employees throughout China.

Chairman and
Chief Executive Officer’s Letter

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Annual report 2004
Chairman and Chief Executive Officer’s Letter
Dear Shareholders:
On behalf of the Board of Directors and management team, we are pleased to present you with our first annual report after our initial public offering on the NASDAQ Stock Market. 2004 was an exciting and record-breaking year for us. I am proud to highlight some of our achievements.
Initial public offering
We completed our initial public offering of $100 million on July 9, 2005. Net proceeds before expenses to the Company were $74.4 million. The IPO validated our business model, market leadership position, execution capability, and integrity. It also raised our profile and brand recognition. Through the IPO process, we have improved our corporate governance, operational management, financial reporting, and internal control standards. We will continue to hold ourselves to the high standards required of a public company. Enhancing shareholder value and delivering superior returns for shareholders will always be our top priorities.
Strong financial performances
In 2004, we reported gross revenues of US$48.0 million, an increase of 514% from 2003. In fact, we have achieved sequential quarterly revenue growth every quarter since our inception. In addition, our 2004 net income reached US$20.4 million, an increase of 746% from 2003. We generated $15.8 million in operating cash flow in 2004. Furthermore, we have a very strong balance sheet — more than $96 million in cash as of March 31, 2005 and no debt. I am very proud of our strong financial performances in 2004.
Maintained our leadership position in 2.5G
We have always been focused on 2.5G wireless technology and are a pioneer in 2.5G wireless value-added services (WVAS) in China. I am pleased to report to you that we continue to hold the leading position in terms of revenue on each of the WAP, MMS, and JAVA™ technology platforms on China Mobile’s network in 2004. Our leadership position is due to the success of our three main product lines — interactive entertainment, media and community. We believe we have one of the broadest, most interesting and popular wireless product offerings in China. Gradually, we have built up KongZhong brand recognition among the telecommunication operators, content providers, distribution partners, and most importantly, our customers. We believe the value of our KongZhong brand will continue to appreciate.
Growing our organization while keeping entrepreneurial spirit
We have more than doubled our headcount from 229 at the beginning of 2004 to 541 as of December 31, 2004. We have strengthened our product development, sales, and marketing capabilities by adding a substantial number of employees in these areas. In addition, I am very pleased that we recruited JP Gan, Our Chief Financial Officer, and Hai Qi, our Senior Vice President of Sales and Marketing, and promoted Kingchuen Wong, our Vice President of Corporate Development, to the senior management team. These experienced executives will help us continue to grow the business and organization in a disciplined fashion while at the same time maintaining an entrepreneurial spirit within the Company, which I believe is essential to succeed in this young, fast-changing and dynamic industry.

Annual report 2004
Chairman and Chief Executive Officer’s Letter
Industry review and outlook
The WVAS industry has changed significantly since we founded the Company in 2002. Beginning in the second half of 2004, the Ministry of Information Industry (MII), China Mobile, and China Unicom have introduced a series of new regulations, policies, and guidelines in order to improve customer satisfaction. Although these changes in policies have temporally slowed our growth on some technology platforms to certain extent, we applaud these new policies because we think consumer satisfaction is essential to the long-term success and growth of the WVAS industry. As a result of these policies, the deployment of certain inappropriate customer acquisition tactics and the customer complaint rate have been substantially reduced. We will continue to work closely with our mobile operator partners to improve the consumer experience and satisfaction.
I continue to see enormous opportunities in the WVAS market. I am also confident that the industry will continue its growth momentum in the rest of 2005 and beyond. According to China Mobile, in 2004, WVAS providers generated a total of $845 million in revenue from China Mobile, up 68% from 2003. According to Analysys International, a Beijing-based information technology and telecommunication’s market research firm, the WVAS market in China will grow 30% in 2005 and reach $2.6 billion by 2008. I see more and more people in China buying mobile phones with color display, bigger screen, larger internal memory, external flash memory, audio and video features, digital cameras, and WAP browsers. All these rich features will help change consumer behavior and encourage the use of our WVAS. We saw this encouraging trend of transforming the mobile phone from a simple voice communication device to a multi-media entertainment terminal very early on. That is why we have been focusing on 2.5G services from the very beginning and we are glad that the market has proven us right.

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Annual report 2004
Chairman and Chief Executive Officer’s Letter
Execution and strategic focuses
To take advantage of these extremely favorable market trends, and to solidify our leadership in the 2.5G market, we intend to seamlessly execute our strategies. More specifically, we will focus on the followings:
Diversifying our revenues across operators and platforms
While we are currently the market leader on China Mobile’s 2.5G technology platforms, there are big opportunities for us in several other markets. We want to expand our product offerings on China Unicom’s network and grow our revenues there. We have been formulating a detailed plan to enter into new operator relationships. I believe that China Unicom’s customers could become an important revenue contributor to us in the future. In addition, our 2G services such as SMS, IVR, and CRBT have lagged behind some of the industry peers. Despite of our low revenue base from 2G services, we continue to see substantial growth opportunities in the 2G space. We have devoted more resources to the 2G business and we hope that our growth in 2G will outpace the industry average.
Continuously enhancing product development capabilities and broadening product offerings
Our products are one of the most important factors to attract customers. They are also the key to our success. We will continue to invest in our product development team and broaden our product portfolio. Our interactive entertainment products allow users to personalize their phone features with a variety of ringtones and picture downloads. Our investment in mobile game development will reap significant dividends in the long run as we have become the leader in the Java™ market in China. We currently have an 80-person mobile game development team and will continue to add new titles to our existing library. We are also committed to further developing COTA Media as the leading wireless media brand in the industry. Through our dedicated editorial team, we will continue to offer our users customized and up-to-date media content. With our team’s years of accumulated experience in online community, we will also continue to leverage our existing community membership base and capitalize on the wireless community opportunities.
In addition to developing our own content and products, we will continue to partner with content providers or celebrities as we did in 2004 by entering into exclusive PRC license agreements for the popular movies “Hero” and “Kong Fu Hustle”, and the voice of Ge You, one of the best-known comedians in China. We will constantly analyze the cost/benefit of these licenses and approach them with discipline.
Continue to expand distribution channels
I believe the mobile handset manufacturers are an important distribution channel for us. We have established distribution agreements with 27 domestic and international handset manufacturers including Motorola, Samsung, Panasonic, and Amoi. We will continue to maintain and expand this important distribution channel while looking for new and innovative methods to distribute our services.
Strategic acquisitions
We have a very strong balance sheet with more than $96 million in cash and no debt. We have a deep management bench to find, analyze, acquire, and integrate acquisitions that fit into our execution and strategic focuses as discussed above. We have made two small but successful acquisitions

Annual report 2004
Chairman and Chief Executive Officer’s Letter
in the past twelve months. We have gained substantial experience in integrating these companies into our platform and retaining talent. I believe we are well positioned to grow not only organically but also through strategic acquisitions in the coming months. However, I do want to stress that we will approach acquisition opportunities with discipline and post-acquisition integration in mind. We will make accretive acquisitions or acquire companies that bring tremendous strategic value to our future.
Preparing for 3G
We realize that 2.5G is only the beginning of wireless internet development. 3G networks will spark a wave of exciting new products and business models. As the leader in 2.5G, we are the largest incumbent and best positioned to take advantage of new 3G opportunities in China. We have set up a dedicated team under the leadership of Nick Yang, our President, to study the overseas 3G markets, conceptualize the new business opportunities and models, and prepare for 3G product offerings. We have and will continue to invest in the future with a goal to become the immediate leader in the upcoming 3G world in China.
In conclusion, we have made significant progress and achieved key milestones in 2004. I appreciate the support from our mobile operator partners, content providers, and distribution partners. I am especially grateful to our employees. Their skills, dedication to customer satisfaction and execution form the foundation of our success. Their commitment to our mission and values is unswerving. Without them, we would not be where we are today. I strongly believe that together, we will continue to grow our business, maintain our market leadership position, and deliver superior returns for our shareholders who include myself, Nick, and many of our employees. We look forward to continuing our communication with you and receiving your continuous support.
Yunfan Zhou
Chairman and Chief Executive Officer

Key financial
information

Annual report 2004
Key financial information
Selected Financial Data
The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements and the uotes thereto. The selected historical consolidated statement of operations data for the period from May 6, 2002 to December 31, 2002 and for the years ended December 31, 2002, 2003 and 2004, and the selected historical consolidated balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report.
Our audited historical consolidated financial statements have been prepared and presented in accordance with US. GAAP.

	For the period from
	May 6, 2002 to	For the year ended December
Consolidated statements of operations data	December 31, 2002	2003	2004
	(in thousands of U.S. dollars, except for share and per share data)
Gross revenues	$200.3	$7,806.7	$47,969.2
Cost of revenues	(84.3)	(2,284.0)	(15,704.8)

Gross profit	116.0	5,522.7	32,264.4

Operating expenses:
Product development	164.2	1,369.5	4,357.6
Sales and marketing	128.9	841.4	3,228.3
General and administrative	317.3	882.7	4,407.2
Amortization of deferred stock compensation	—	22.0	482.8

Total operating expenses	610.4	3.115.6	12.475.9

(Loss) income from operations	(494.4)	2,407.1	19,788.5
Other expenses, net	—	—	(21.1)
Interest income, net	0.5	1.0	601.9

Net (loss) income before income taxes	(493.9)	2,408.1	20,369.3
Income tax expense

Net (loss) income	$(493.9)	$2.408.1	$20.369.3

Net (loss) income per share:
Basic	$0.00	$0.01	$0.02

Diluted	$0.00 (1)	$0.00	$0.02	(2)

Shares used in calculating net (loss) income per share:
Basic	415,547,794	469,000,000	903,010,929

Diluted	415,547,794 (1)	1,094,824,434	1,250,640,982	(2)

(1)	Anti-dilutive preferred shares and options were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2002, basic loss per share did not differ from diluted loss per share.

(2)	As of December 31, 2004, we had 33,260,000 ordinary share equivalents outstanding that could have potential diluted income per share in the future, but that were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

Annual report 2004
Key financial information

	As of December 31,
Consolidated balance sheet data	2002	2003	2004
	(in thousands of U.S. dollars)
Cash and cash equivalents	$2,646.2	$3,742.6	$90,714.1
Accounts receivable	132.3	1,703.9	10,198.8
Property and equipment, net	251.0	848.5	2,484.2
Total assets	3,101.3	6,567.5	104,372.7
Total current liabilities	75.0	1,047.3	4,443.6
Series B redeemable convertible preferred shares	2,970.0	2,970.0	—
Total shareholders’ equity	56.3	2,550.1	99,808.3
Total liabilities and shareholders’ equity	3,101.3	6,567.5	104,372.7

	For the period from
	May 6, 2002 to	For the year ended December 31,
Other consolidated financial data	December 31, 2002	2003	2004
	(in thousands of U.S. dollars)
Net cash (used In) provided by:
Operating activities	$(579.7)	$1,959.7	$15,844.7
Investing activities	(292.4)	(864.0)	(2,430.2)
Financing activities	3,520.3		73,555.5

	For the period from
	May 6, 2002 to	For the year ended December 31,
Unaudited operating data	December 31, 2002	2003	2004
	(in thousands)
2.5G(1)
Subscriptions(2)	351.6	9,021.3	46,363.5
Downloads(3)	—	2,722.1	17,881.9
2G(4)
Subscriptions(2)	50.0	1,925.4	9,305.9
Downloads(3)	800.0	6,127.4	7,418.3
Total
Subscriptions(2)	401.6	10,946.7	55,669.4
Downloads(3)	800.0	8,849.5	25,300.2

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Total number of paid monthly subscriptions in the relevant period.

(3)	Total number of paid downloads in the relevant period, excluding downloads made pursuant to subscriptions.

(4)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Business Overview

Annual report 2004
Business Overview
History and Development of the Company
We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, China, and provide wireless value-added services throughout China.
We conduct our business in China solely through our wholly-owned subsidiary, KongZhong Beijing. In order to meet domestic ownership requirements under PRC law, which restrict us and KongZhong Beijing, as a foreign or a foreign-invested company, respectively, from operating in certain value-added telecommunications and Internet services, we operate our wireless value-added services through Beijing Airlnbox, Beijing Boya Wuji and Beijing WINT, all of which are based in China and are wholly owned by PRC citizens. We do not have any equity interests in Beijing Airlnbox, Beijing Boya Wuji or Beijing WINT, but instead enjoy the economic benefits of these companies through a series of contractual arrangements as described below.
Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, China, 100044. Our telephone number is (8610) 8857-6000. Our primary website address is www.KongZhong.com. Information contained on our website does not constitute a part of this annual report. Our agent for service of process is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.
In July 2004, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed the ADSs on the Nasdaq Stock Market, Inc., or Nasdaq.
Business Overview
We are the leading provider of 2.5G wireless interactive entertainment, media and community services in terms of revenue to customers of China Mobile, which had 204.3 million mobile phone users as of December 31, 2004, the largest mobile subscriber base in the world. According to Analysys International, based on our revenues, we were the leading provider on China Mobile’s networks in 2004 of wireless value-added services on each of the WAP, MMS and Java™ technology platforms. In addition, in 2004 we began to provide wireless value-added services on the networks of China United Telecommunications Corporation, or China Unicom, China Telecom and China Netcom. Each of China Mobile, China Unicom, China Telecom and China Netcom is a state-owned enterprise, the majority of the equity interest of which is owned by the People’s Republic of China.
We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.
We deliver a broad range of services that users can access directly from their mobile phones, including by choosing an icon embedded in select models of handsets, or from a mobile operator’s portal or web site. Our services are organized in three major categories, consisting of:
* Interactive entertainment. Our interactive entertainment services include mobile games, pictures, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, clocks and calendars.

Annual report 2004
Business Overview
* Media. Our media services provide content such as domestic and international news, entertainment, sports, fashion, lifestyle and other special interest areas.
* Community. Our community services include interactive chat, message boards, dating and networking.
Users can purchase our value-added services on a per use basis and, in most cases, on a subscription basis. We provide our services mainly pursuant to our cooperation arrangements with the mobile operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the mobile operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the mobile operators. As mobile operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations.
The following diagram illustrates how our services are provided through technology platforms to users.
Users have the option of ordering our services directly from our web site, www.KongZhong.com, or their mobile phones by ordering our services through our access code or by choosing the icon embedded in select models of handsets. Users may also order some of our services from a mobile operator’s portal or web site. Substantially all of our services are ordered by users directly through their mobile phones and all services are delivered through mobile phones. Depending on the type of service, users can order our services on a transaction basis or subscribe to our services on a monthly basis.
We continuously produce and source new content that appeals to our target consumers for advanced value-added services. Utilizing software we have developed, our experienced team of editors and producers edit, redesign and repackage our content for our different services and technology platforms in a manner that appeals to consumers and ensures a consistent user experience across different mobile handset models. We obtain our content through in-house writers, freelance writers and third-party suppliers. Through contractual arrangements, we have exclusive rights over the content produced by our in-house writers, the content specifically produced for us by freelance writers and some of the content sourced from third-party suppliers.

Annual report 2004
Business Overview
Our Business
Our Wireless Services
The following are the three major service areas on which we focus:
* Interactive Entertainment. We offer a wide range of interactive entertainment services, including mobile games, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Our product development team tailors pictures and ringtones to maximize ease of use and ensure a consistency of user experience across different handset models. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services, although most of our mobile games are offered on a transaction basis. Some of our most popular interactive entertainment services include:
Mobile Games. We focus on offering mobile games based on 2.5G platforms including WAP and Java™. Our mahjong game has networking capacity that enables mobile phone users to play this mobile game with other players through the China Mobile network. Other popular mobile games include a martial arts game, an interactive shooting game and a role-playing game in which players assume the roles of historical heroes engaged in various battles. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games.
Pictures and Logos. Mobile phone users can download pictures and logos to personalize the background of their mobile phone screens. Such pictures include cartoons, pets and scenic photos.
Polyphonic Ringtones. Our ringtones enable a mobile phone user to personalize their ringtones to the melodies of their favorite songs or special sound effects.
*  Media. Users can download our media content on either a transaction basis or a monthly subscription basis. Mobile phone users can download information on demand or subscribe for periodic messages, which includes content covering international and domestic news, entertainment, sports, fashion, lifestyle and other special interest areas. Some of our most popular media services include:
News. We offer international and domestic news, delivered in a format easy for the reader to peruse. Our WAP version enables users to easily search for news that interests them.
Entertainment. Our entertainment magazine focuses on high-profile celebrities and includes star biographies, interviews and photos.
Sports. Our sports magazine features sports news, game scores and information about sports stars.
* Community. Users can engage in community-oriented activities such as interactive chatting, message boards, dating and networking. Users may only access our community services on a monthly subscription basis. Some of our most popular community services include:
Chat. We offer a variety of chat services. For instance, we have a virtual reality game that allows mobile phone users to choose the lifestyle they dream of and interact with the city’s other inhabitants/players.

Annual report 2004
Business Overview
Dating. Our dating mobile services are highly popular. We have a mobile chat and dating service available on WAP and MMS that allows users to utilize the enhanced features of advanced technology of 2.5G to choose their chatting partners from a selection of pictures taken with users’ mobile phone cameras. We also offer a WAP-based dating service designed to simulate a campus environment tailored for students.
Photo Albums. Our photo albums allow mobile users to post and arrange their photos take with their mobile handsets into albums accessible via their handsets. Utilizing the WAP technology platform, mobile users can access photo albums in a manner similar to accessing photo albums on the Internet.
Our Technology Platforms
2.5G Wireless Standard Services
We deliver our 2.5G services primarily to users of GSM-based mobile phones utilizing GPRS technology through the WAP, MMS and Java™ technology platforms.
* Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. We provide our WAP service over GPRS networks, which allows users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenue for such services until September 2002, when China Mobile started to allow service providers to charge fees for WAP services. As of December 31, 2004, we offered 573 WAP products, most of which are only available on a subscription basis. As of December 31, 2004, we had recorded a total of approximately 9.3 million mobile phone users who had used our WAP services at least once. In the fourth quarter of 2004, we had approximately 15.4 million WAP subscriptions.
* Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and, in China, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenue for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a transaction basis include pictures, screensavers, ringtones and special sound effects. As of December 31, 2004, we offered 287 MMS products. As of December 31, 2004, we had recorded a total of approximately 5.5 million mobile phone users who had used our MMS services at least once. In the fourth quarter of 2004, we had approximately 3 million MMS subscriptions.
* Java™. Java™ technology allows mobile phone users to play interactive and networked mobile games and karaoke, and download applications to customize their mobile phone settings, such as screensavers and clocks. We launched services based on the Java™ programming language in September 2003, but did not begin to receive

Annual report 2004
Business Overview
revenue for such services until November 2003, when China Mobile started to allow service providers to charge fees for Java™ services. As of December 31, 2004, we offered 223 Java™ products. In 2004, we had a total of approximately 1.6 million Java™ downloads. We expect revenue from our Java™-based services to increase as more models of mobile phones sold in China incorporate this technology and we develop new Java™ services utilizing the Java™ language.
2G Wireless Standard
We deliver our 2G services primarily through the SMS, IVR and CRBT technology platforms.
* Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, and is supported by substantially all mobile phone models currently sold. Users can access our products through their mobile phones on a subscription or transaction basis. We launched and began receiving revenue from SMS in July 2002. As of December 31, 2004, we offered 471 SMS products, including jokes, entertainment and horoscopes. As of December 31, 2004, we recorded a total of approximately 18.1 million mobile phone users who had used our SMS services at least once. In the fourth quarter of 2004, we had approximately 1.3 million SMS subscriptions.
* Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones. We launched and began receiving revenue from IVR services in December 2003. As of December 31, 2004, we offered six IVR products, including entertainment, chat and English language education. As of December 31, 2004, we recorded a total of approximately 1.0 million mobile phone users who had used our IVR services at least once.
* Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound that callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenue from our CRBT services in October 2003 in Beijing and subsequently began to offer CRBT services in other provinces. We offered CRBT services through 12 provincial subsidiaries of China Mobile, China Unicom, China Netcom and China Telecom as of December 31, 2004, and through 32 provincial subsidiaries as of March 31, 2005.
Although our focus has been and remains on providing services based on 2.5G technology platforms, we have continued to pursue a diversified growth strategy. In 2005, our product development team is increasing its efforts in developing and supporting 2G services, especially the fast-growing IVR and CRBT services.

Management Discussion and Analysis
The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with US. GAAP. Actual results could differ materially from those projected in the forward-looking statements.

Annual report 2004
Management Discussion and Analysis
Overview
We are the leading provider of 2.5G wireless interactive entertainment, media and community services in terms of revenue to customers of China Mobile, which has the largest mobile subscriber base in the world. According to Analysys International, based on our revenues, we were the leading provider on China Mobile’s networks in 2004 of wireless value-added services on each of the WAP, MMS and Java™ technology platforms. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.
We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2004 were $48.0 million, whereas our gross revenues for the year ended December 31, 2003 were $7.8 million. Our net income for the year ended December 31, 2004 was $20.4 million, as compared to $2.4 million for the year ended December 31, 2003.
For each quarter since our founding, we have devoted significant resources to product development. We have steadily built up our product development team in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. The size of our product development team increased from 149 persons as of December 31, 2003 to 320 persons as of December 31, 2004. In particular, we have strengthened our product development capabilities in the rapidly growing areas of mobile games, IVR and CRBT. We expect to remain committed in the coming year to enhancing our product development capabilities through a managed enlargement of our product development team while focusing on research for and development of proprietary technology and content.

Annual report 2004
Management Discussion and Analysis
We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with mobile operators and distribution channels. The size of our sales and marketing team increased from 36 persons in nine provinces as of December 31, 2003 to 110 persons in 21 provinces as of December 31, 2004. In addition to expanding our sales and marketing team, we also have participated in joint promotional arrangements to promote our brand and services. We expect our focus on sales and marketing efforts to continue in the coming year.
PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. According to PRC laws and regulations, as of December 11, 2003, foreign investors are permitted to hold up to 50% of a company in China engaged in value-added telecommunications services.
However, uncertainty exists as to how these regulations will be implemented. The PRC government authorities are still in the process of drafting detailed rules with respect to the procedures for the application for and approval of establishing a foreign-invested value-added telecommunications services enterprise. As a result, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, which are owned by PRC citizens. We have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which we provided interest-free loans to each of the shareholders of Beijing AirInbox for a term of 10 years, in an aggregate amount of $1.2 million (RMB$10 million) to be invested exclusively in Beijing AirInbox. We have also entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and their shareholders, including the exclusive technical and consulting services agreements and trademark and domain name license agreements pursuant to which we are entitled to receive service and license fees. In addition, we have entered into equity pledge agreements with each of the shareholders of each of our operating companies, pursuant to which each of the shareholders pledged all of his or her interest in our operating companies to us as security for the performance by each of our operating companies of their obligations under the exclusive technical and consulting services agreements. As a result of these contractual arrangements, under US. GAAP, we are the primary beneficiary of the investments in our operating companies and we consolidate their results of operations in our consolidated financial statements.
We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as wireless value-added services.
The major factors affecting our results of operations and financial condition include:
* Growth of the wireless value-added services consumer market in China;
* Technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in China;
* Attractiveness and variety of our services;
* Our product development efforts to capitalize on market opportunities;
* Expansion of our marketing and promotion activities;
* Change in the number, scope and terms of our cooperation arrangements with the mobile operators, content

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Annual report 2004
Management Discussion and Analysis
providers, mobile handset manufacturers, mobile handset distributors and other key players in China’s mobile telecommunications industry; and
* Changes in government or mobile operator regulatory policies.
In particular, our business may be adversely affected if the terms or conditions of our contractual arrangements with mobile operators should change with regard to any particular type of service. In order to reduce the risk that our results of operations and financial conditions would be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or mobile operator, we have sought to broaden the range of our services, develop new relationships with mobile operators and expand our distribution channels. The growth of our product development and sales and marketing teams underscores our focus on enhancing our ability to bring new services to market quickly and effectively so that we can preserve our leading position on key 2.5G services with China Mobile. Meanwhile, we have also begun developing our relationship with China Unicom, China Telecom and China Netcom in order to broaden the base of our operation. In addition, we have increased the number of distribution arrangements we have with major mobile handset manufacturers to further enhance the distribution of our services and promote our brand.
Revenues
We derive revenues from providing wireless value-added services to mobile phone users, substantially all of whom are customers of China Mobile and its subsidiaries.
The following table sets forth the historical consolidated revenue attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the period from
	May 6, 2002 to		For the year ended December 31,
	December 31, 2002		2003		2004
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		of revenue		of revenue		of revenue
	(in thousands of US. dollars, except percentages)
2.5G services
WAP	131.3	66%	3,852.9	49%	22,101.5	46%
MMS			2,085.5	27%	17,264.1	36%
Java™			17.6	0%	783.6	2%

Total	$131.3	66%	$5,956.0	76%	$40,149.2	84%
2G services
SMS	69.0	34%	1,839.2	24%	6,629.6	14%
IVR					1,068.1	2%
CRBT			11.5	0%	122.3	0%

Total	69.0	34%	1,850.7	24%	7.820.0	16%

Total gross revenues	$200.3	100%	$7,806.7	100%	$47,969.2	100%
We derive our revenue primarily through contracts with mobile operators that are nationwide in scope or that cover large geographic areas of China. However, we believe that users in Guangdong province and the coastal provinces of China constitute the most significant portion of our user base. As a result, we allocate additional resources to these areas, including establishing sales offices in most of these provinces.
Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through

Annual report 2004
Management Discussion and Analysis
China Mobile’s network. In 2004, we began to receive revenue from services provided on the networks of China Unicom, China Netcom and China Telecom, but such revenue amounted to less than 1% of our total revenues during the year ended December 31, 2004. We recognize revenue derived from our services before deducting the service fees and the net transmission charges paid to the mobile operators. Fees for our services are charged on either a transaction or monthly subscription basis and vary according to the type of services delivered.
As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenue derived from each of our services. We make our business decisions including research and development of new services and reallocation of resources to popular services based on our internal data, taking into account other factors including strategic considerations.
Cosf of Revenues
Our cost of revenues includes the following:
* Service fees due to the mobile operators, which are generally 15% of the gross revenues with an additional 15% when the mobile operator provides customer services for us and an additional 35% when the mobile operator provides marketing and promotional services for us;
* Net transmission charges payable by us to the mobile operators, calculated as the number of messages we send to users in excess of the number of message requests received by us multiplied by a per message transmission fee,which varies depending on the total volume of messages sent in any given month;
* Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net cash received from the mobile operators with respect to services provided through the cooperation arrangements; and
* Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide wireless-value added services.
Our cost of revenues for the years ended December 31, 2004 and December 31, 2003 was $15.7 million and $2.3 million, respectively. During the year ended December 31, 2004, our cost of revenues totaled 32.74% of gross revenues, of which service fees to mobile operators represented 15.47%, payments to handset manufacturers represented 6.62%, net transmission charges to mobile operators represented 4.69%, payments to content providers represented 4.10% and bandwidth leasing charges, depreciation and facility costs represented 1.86%.
Our cost of revenues increased substantially in 2004 as a result of an increase in the volume of our services. The cost of revenues as a percentage of total revenues also increased due to an increase in the number of mobile handset manufacturers and other business partners with which we have cooperation agreements and to which we pay a portion of the net cash that we receive from the mobile operators. We believe that such cooperation agreements provide users with an easy way to subscribe to our services and are a cost-effective way for us to acquire users. As part of our business strategy, we intend to pursue more such cooperation arrangements, which may decrease our gross margin in the future.

23

Annual report 2004
Management Discussion and Analysis
Operating Expenses
Our operating expenses include product development, sales and marketing, general and administrative expenses and amortization of deferred stock compensation.
The following table sets forth certain consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the period from
	May 6, 2002 to		For the year ended December 31,
	December 31, 2002		2003		2004
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		of revenue		of revenue		of revenue
	(in thousands of US. dollars, except percentages)
Product development	$164.2	82.0%	$1,369.5	17.5%	$4,357.6	9.1%
Sales and marketing	128.9	64.3%	841.4	10.8%	3,228.3	6.7%
General and administrative	317.3	158.4%	882.7	11.3%	4,407.2	9.2%
Amortization of deferred stock compensation	—	—	22.0	0.3%	482.8	1 .0

Total	$610.4	304.7%	$3,115.6	39.9%	$12,475.9	26.0%

Product Development Expenses. Our product development expenses consist primarily of compensation and benefits for our product development team, which focuses on developing and improving our services and adapting them for next-generation technology platforms. While our product development expenses have increased since our formation due to the increase in the size of our product development team, our product development expenses as a percentage of our gross revenues have decreased significantly since our inception in May 2002. We expect our product development expenses to increase in absolute terms as our company grows, but expect such expenses to remain stable or decrease slightly as a percentage of our gross revenues.
Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, as well as compensation and benefits for our sales, marketing and customer service departments. Our sales and marketing expenses have increased since our inception, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. We expect that our sales and marketing expenses will increase as we further promote our KongZhong brand name in future periods.
General and Administrative Expenses. Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees, lease expenses and other office expenses. Our general and administrative expenses have increased since our inception, but have decreased significantly as a percentage of our gross revenues. Our legal and accounting expenses rose in 2004 because of the greater costs related to being a publicly listed company. We expect our general and administrative expenses to increase as our business expands in future periods because larger revenues will incur larger business taxes.
Amortization of Deferred Stock Compensation. In June 2002, we adopted our 2002 Plan, which governs the stock option grants we have made. We grant options to purchase our shares to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount our employee must pay to acquire the stock. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally over four years.

Annual report 2004
Management Discussion and Analysis
Critical Accounting Policies
The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Below we have summarized our accounting policies that we believe are both important to the portrayal of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.
Revenue Recognition
Our revenues are primarily derived from providing wireless interactive entertainment, media and community value-added services to customers of China Mobile and its subsidiaries. The fees for such services are determined by us in consultation with the mobile operators, are charged on a transaction basis or on a monthly subscription basis and vary according to the type of services delivered.
We deliver wireless value-added services to users through the mobile operators’ networks and we rely upon the mobile operators to provide us with billing and collection services. We record revenues based on monthly statements from the mobile operators confirming the value of our services that they billed to users in the month. Before the second half of 2004, mobile operators usually sent such statements within 30 days after the end of each month. Beginning in the second half of 2004, China Mobile has introduced several new policies that have had the effect of lengthening the billing cycle. These new policies include the following:
* revenue collection for certain wireless value-added services has been decentralized from the parent to the provincial subsidiaries through which we provide services, and
* the subsidiaries have begun implementing the Mobile Information Service Center, or MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of certain wireless value-added services, including usage, transmission and billing information.
Since implementation of the new policies, in general, within 45 days after the end of each month, each of the mobile operators delivers to us a statement confirming the value of the wireless value-added services provided by us for which they billed users in that month, and within 45 days after that each of the mobile operators pays us for the services, net of service and transmission fees.
A small portion of our reported revenues and related cost of revenues may involve estimations due to late billing confirmations by operators. In 2004, estimated revenue accounted for 4% of our reported gross revenues. In the first quarter of 2005, estimated revenue accounted for less than 1% of our reported gross revenues. Our estimations are based on:
* our internal data management system,
* our past experience, and
* our verbal communications with the mobile operators.

25

Annual report 2004
Management Discussion and Analysis
We internally tabulate the value of a wireless value-added service provided based in part on delivery confirmations sent to us by the networks of the mobile operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the mobile operators. This discrepancy varies across different technology platforms and arises for various reasons:
* Late notification of delinquent customers. The mobile operators may from time to time classify certain customers as delinquent customers for non-payment of services. The mobile operators request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the mobile operators. As a result, we occasionally unintentionally provide services to these delinquent customers for which the mobile operators will not make payments to us.
* Customer database out of synchronization. Customers may cancel their subscriptions through the mobile operators. Although we synchronize our and the mobile operators’ databases of customer information on an ongoing basis, our databases are not always completely in synchronization with those of the mobile operators. As a result, until our databases are synchronized with the mobile operators’, we could provide services to customers who have cancelled their subscriptions, for which we are not entitled to receive revenue.
* Duplicate billing. China Mobile typically generates system identification numbers to identify customers who use our WAP services, rather than directing the real phone numbers to us. Occasionally the platform operators inadvertently generate multiple identification numbers for one mobile number. In such case, the multiple bills for the multiple identification numbers have to be eliminated from the monthly statement the mobile operators provide to us.
* Delivery failure. When mobile operators send us delivery confirmations within 72 hours of our delivery of value-added services, the confirmations will indicate three possible outcomes: success, failure, or unknown. Our internal system recognizes successful confirmations as services provided. As a result, there exist discrepancies between our records and the monthly statement provided by the mobile operators for confirmations marked as “unknown“where our services were successfully delivered or where the confirmation was incorrect.
* Unbillable users. In 2005, certain provincial subsidiaries of China Mobile began to offer 2.5G services to customers who receive mobile telephone services on a pre-paid basis. Such customers may subscribe to our services or download our products, and our internal databases do not distinguish between these and other customers. However, the mobile operators do not yet have any means to bill these pre-paying customers for the wireless value-added services that they receive. As a result, the mobile operators’ monthly statements do not include fees for such users.
As the internal estimation may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenue from mobile operators from whom we have not received monthly statements by a realization factor applicable to the relevant mobile operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the mobile operators’ billing personnel regarding the estimated revenue for the period in question. We may or may not get additional comfort from such verbal communications.
It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues for which we will not have received monthly statements.

Annual report 2004
Management Discussion and Analysis
In such an instance, our internal estimates would be based on our own internal estimation of expected revenues from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues for the relevant reporting period. Any difference between our estimated and actual revenues may result in subsequent adjustments to our revenues reported in our financial statements.
As China Mobile’s provincial subsidiaries increasingly implement MISC, we are adapting our own internal data management systems in order to align them with MISC and reduce the discrepancy between our revenue estimates and the revenue calculated by the mobile operators.
Beginning in the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies that are designed to improve customer service and satisfaction and that have had an impact on our revenue recognition. These policies include:
* not recognizing revenue to us and other SPs for MMS messages that cannot be delivered because of network or handset problems,
* canceling subscriptions of users who fail to access their wireless value-added service subscriptions for a certain period of time,
* requiring more complicated procedures for users to confirm new subscriptions to wireless value-added services, and
* removing from subscriber lists those users who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.
As a result of these new policies, our 2G revenues, which accounted for approximately 16% of our total revenues for the year ended December 31, 2004, decreased 6% during the fourth quarter of 2004 as compared to the third quarter of 2004, and our MMS revenues, which accounted for 36% of our total revenues for the year ended December 31, 2004, declined approximately 54% in the first quarter of 2005 as compared to the fourth quarter of 2004. We cannot assure you that these new policies will not further adversely impact our financial performance in the future.
We evaluate our cooperation arrangements with the mobile operators to determine whether to recognize our revenue on a gross basis or net of the services fees and net transmission charges paid to the mobile operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as a principal in the arrangement. Factors that support our conclusion include:
* We are able to establish prices within ranges prescribed by the mobile operators;
* We determine the service specifications of the services we will be rendering; and
* We are able to control the selection of our content suppliers.
Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators usually will not pay us if users do not receive the services or cannot be billed due to transmission and billing failures. As a result of these mobile operator policies, we bear a portion of the delivery and billing risks for our portion of the revenues generated with respect to our services. Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.

27

Annual report 2004
Management Discussion and Analysis
Stock-based Compensation Expense
We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount an employee must pay to acquire the stock. We amortize deferred stock compensation using the straight-line method over the vesting periods of the related options, which are generally four years.
We have recorded deferred stock-based compensation to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0, $0.2 million and $2.2 million for stock options granted to employees for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004, respectively, and we amortized $0, $21, 986 and $0.5 million for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004, respectively. If we had used different assumptions or criteria to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported.
Pro forma information regarding net income (loss) and net income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
The historical pro forma net income (loss) and pro forma net income (loss) per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in future years of net income (loss) and earnings per share for the following reasons:
* The number of future shares to be issued under these plans is not known; and
* The assumptions used to determine the fair value can vary significantly.
Recent Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123(R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. The new standard will be effective for us in the first interim or annual reporting period beginning after December 31, 2005. Under SFAS No. 123(R), we could elect the modified prospective or modified retroactive option for transition on the

Annual report 2004
Management Discussion and Analysis
adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant date fair value of those stock options. We are still in the process of evaluating the impact. Prior to the adoption of SFAS No. 123(R), we will continue to utilize the accounting method prescribed by APB Opinion No. 25 and we have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2003, as allowed by SFAS No. 123.
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of SFAS No. 150 are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also re- quires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.
In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless we have a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, we have retroactively adopted the provisions from the inception of the VIE.
Results of Operations
Year ended December 31, 2004 compared to year ended December 31, 2003
The following table sets forth, for the periods presented, certain data from our consolidated results of operations.

29

Annual report 2004
Management Discussion and Analysis

	For the period from
	May 6, 2002 to		For the year ended December 31,
	December 31, 2002		2003		2004
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		of revenue		of revenue		of revenue
	(in thousands of U.S. dollars, except percentages)
2.5G(1)	$131.3	65.6%	$5,956.0	76.3%	$40,149.2	83.7%
2G(2)	69.0	34.4%	1,850.7	23.7%	7,820.0	16.3%

Total gross revenues	200.3	100.0%	7,806.7	100.0%	47,969.2	100.0%
Cost of revenues	(84.3)	(42.1)%	(2.284.0)	(29.3)%	(15,704.8)	(32.7%)

Gross profit	116.0	57.9%	5,522.7	70.7%	32,264.4	67.3%
Operating expenses:
Product development	164.2	82.0%	1,369.5	17.5%	4,357.6	9.1%
Sales and marketing	128.9	64.3%	841.4	10.8%	3,228.3	6.7%
General and administrative	317.3	158.4%	882.7	11.3%	4,407.2	9.2%
Amortization of deferred stock compensation			22.0	0.3%	482.8	1.0%

Total operating expenses	610.4	304.7%	3,115.6	39.9%	12,475.9	26.0%

(Loss) income from operations	(494.4)	(246.8)%	2,407.1	30.8%	19,788.5	41.3%
Interest income, net	0.5	0.2%	1.0	—	601.9	1.2%
Other expenses, net	—	—	—	—	(21.2)	0.0%

Net (loss) income	$(493.9)	(246.6)%	$2,408.1	30.8%	20,369.3	42.5%

(1)	Includes WAP, MMS and Java™. We began to provide WAP, MMS and Java™ services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.
This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.
Gross Revenues. Our gross revenues increased substantially to $48.0 million in 2004 from $7.8 million in 2003. The increase in our gross revenues was largely due to the rapid growth in China’s 2.5G wireless value-added services market and the usage volume of our WAP, MMS and SMS services in 2004. We offered a total of 1,278 2.5G-based products and 477 2G-based products in 2004, as compared to 470 products based on 2.5G platforms and 204 products based on 2G platforms in 2003. The number of subscriptions to our services increased to 55.5 million in 2004 from 10.9 million for 2003. The number of downloads of our services increased to 21.2 million in 2004 from 8.8 million in 2003.
Cost of Revenues. Our cost of revenues increased substantially to $15.7 million in 2004 from $2.3 million in 2003. As our revenues increased, the amount that we paid to the mobile operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers, also increased as a result of the increase in our revenues and in the number and scope of our cooperation agreements.
Gross Profit. Our gross profit in 2004 increased substantially from 2003 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $32.3 million in 2004 as compared to $5.5 million in 2003. Our gross profit as a percentage of total revenue decreased slightly to 67.3% in 2004 from 70.4% in 2003 due to the larger payments to mobile handset manufacturers.

Annual report 2004
Management Discussion and Analysis
Operating Expenses. Our operating expenses increased substantially to $12.5 million in 2004 from $3.1 million in 2003. This increase was primarily driven by the increase in general and administrative expenses and product development expenses. An increase in sales and marketing expenses and amortization of deferred stock compensation also contributed to the increase in our operating expenses. Our total number of employees increased to 541 as of December 31, 2004 from 229 as of December 31, 2003.
Our product development expenses increased to $4.4 million in 2004 from $1.4 million in 2003, primarily due to the expansion of our product development team and depreciation of fixed assets as our business grew. We expanded our product development team to 320 employees of December 31, 2004 from 149 employees as of December 31, 2003.
Our sales and marketing expenses increased to $3.2 million in 2004 from $0.8 million in 2003 as a result of an increase in marketing activities to promote our brand name and the expansion of our marketing team as our business grew. We expanded our sales and marketing team to 110 employees as of December 31, 2004 from 36 employees as of December 31, 2003 and our customer service team to 53 employees as of December 31, 2004 from 18 employees as of December 31, 2003.
Our general and administrative expenses increased to $4.4 million in 2004 from $0.9 million in 2003 as a result of the expansion of our business. We recorded increases in our business tax, professional fees (including fees for legal and accounting services associated with being a public company), compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 36 employees as of December 31, 2004 from 18 employees as of December 31, 2003.
Our amortization of deferred stock compensation increased to $0.5 million in 2004 from $21,986 in 2003 as a result of the issuance of stock options to our employees under the 2002 Plan.
Year ended December 31, 2003 compared to the period from May 6, 2002 (date of incorporation) through December 31, 2002
The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.
Gross Revenues. Our gross revenues substantially increased to $7.8 million in 2003 from $0.2 million for the period from May 6, 2002 to December 31, 2002. The increase in our gross revenues was largely due to the additional services that we provided in 2003, which generated $2.1 million in revenue in 2003. We offered a total of 470 2.5G

Annual report 2004
Management Discussion and Analysis
based services and 204 2G based services in 2003, as compared to 16 services based on 2.5G platforms and 41 services based on 2G platforms in 2002. The increase was also due to the full year effect of our operating results in 2003, during which we expanded our business to develop additional services and establish more distribution channels and partners. The number of subscriptions of our services increased to 10.9 million in 2003 from 0.4 million for the period from May 6, 2002 to December 31, 2002. The number of downloads of our services increased to 8.8 million in 2003 from 0.8 million for the period from May 6, 2002 to December 31, 2002.
Cost of Revenues. Our cost of revenues increased substantially to $2.3 million in 2003 from $84,335 for the period from May 6, 2002 to December 31, 2002. This increase was driven by the increase in the service fees and net transmission charges paid to the mobile operators as a result of the increase in our revenue and usage volume. An increase in the service fees relating to our cooperation arrangements with other business partners also resulted in an increase in our cost of revenues as we increased the number and scope of our cooperation arrangements.
Gross Profit. Our gross profit in 2003 increased substantially from 2002 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $5.5 million in 2003 as compared to $0.1 million in 2002. As our gross revenues increased at a higher rate than our cost of revenues, our gross margin increased in 2003.
Operating Expenses. Our operating expenses increased substantially to $3.1 million in 2003 from $0.6 million for the period from May 6, 2002 to December 31, 2002. This increase was primarily driven by an increase in our product development expenses and sales and marketing expenses. Increases in our general and administrative expenses and amortization of deferred stock compensation also contributed to the increase in our operating expenses. Our total number of employees increased to 229 as of December 31, 2003 from 51 as of December 31, 2002.
Our product development expenses increased to $1.4 million in 2003 from $0.2 million for the period from May 6, 2002 to December 31, 2002, primarily due to the expansion of our product development team as our business grew. We expanded our product development team to 149 employees as of December 31, 2003 from 27 employees as of December 31, 2002.
Our sales and marketing expenses increased to $0.8 million in 2003 from $0.1 million for the period from May 6,

Annual report 2004
Management Discussion and Analysis
2002 to December 31, 2002 as a result of an increase in marketing activities to promote our brand name and to establish additional distribution channels. We expanded our sales and marketing team to 36 employees as of December 31, 2003 from 11 employees as of December 31, 2002, and our customer service team to 18 employees as of December 31, 2003, from 3 employees as of December 31, 2002.
Our general and administrative expenses increased to $0.9 million in 2003 from $0.3 million for the period from May 6, 2002 to December 31, 2002 as a result of the expansion of our business, including increases in our professional fees, business tax, the compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 18 employees as of December 31, 2003 from 8 employees as of December 31, 2002.
Our amortization of deferred stock compensation increased to $21,986 in 2003 from $0 for the period from May 6, 2002 to December 31, 2002 as a result of the issuance of stock options to our employees under the 2002 Plan.
Liquidity and Capital Resources
Cash Flows and Working Capital
The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the period from	For the year ended December 31,
	May 6, 2002 to
	December 31, 2002	2003	2004
	(in thousands of US. dollars,)
Net cash (used in) provided by operating activities	$(579.7)	$1,959.8	$15,844.7
Net cash used in investing activities	(292.3)	(864.0)	(2,430.2)
Net cash provided by financing activities	3,520.3	—	73,555.5
Effect of exchange rate changes	(2.0)	0.6	1.5
Net increase in cash and cash equivalents	2,646.2	1,096.4	86,971.5
Cash and cash equivalents, beginning of period	—	2,646.2	3,742.6
Cash and cash equivalents, end of period	$2,646.2	$3,742.6	$90,714.1
Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. After the completion our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. As we are continuously examining opportunities to expand our business through acquisitions, we anticipate that part of the proceeds of our initial public offering may be used to fund our acquisition activities. As of December 31, 2003 and December 31, 2004, our cash and cash equivalents were $3.7 million and $90.7 million, respectively.
We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other mobile operators to record the volume of our services provided, charge our users, collect payments and remit to us our revenue, less transmission fees and service fees. If China Mobile ceases to continue to cooperate with us, we will explore further cooperation with other mobile service providers and explore alternative billing systems to collect bills from users.

Annual report 2004
Management Discussion and Analysis
Net cash provided by operating activities was $15.8 million in 2004 compared to net cash used in operating activities of $2.0 million in 2003. This difference was primarily due to the net income that we generated.
Net cash used in investing activities increased significantly to $2.4 million in 2004 from $0.9 million in 2003, due primarily to investment in fixed assets including servers, computers and vehicles in connection with the expansion of our business.
Net cash provided by financing activities in 2004 was $73.6 million, which mainly represents the net proceeds from our initial public offering in July 2004.
We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. Given our short operating history, we currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Indebtedness
As of December 31, 2004, we did not have any indebtedness, and we did not have any material debt securities, material contingent liabilities or material mortgages or liens.
We intend to meet our future funding needs through cash flow generated from operating activities and the proceeds of our initial public offering. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government bills or bonds.
The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2002	2003	2004
	(in thousands of US. dollars)
Short-term debt	$5.0	$90.0	$—

Total debt	$5.0	$90.0	$—

As of December 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Annual report 2004
Management Discussion and Analysis
Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
	Total	Within
		1 year	1-3 years	3-5 years	Thereafter
	(in thousands of US. dollars,)
Short-term debt	$—	$—	$—	$—	$—
Operating lease obligations	$1,423.3	$1,022.5	$400.8	—	—
Other contractual commitments*	—	—	—	—	—

Total	$1,423.3	$1,022.5	$400.8	$—	$—

*	Represents facility service fees.
We have entered into certain leasing arrangements relating to our office premises. Pursuant to our additional leasing arrangements entered into in April 2005, as of April 30, 2005, our operating lease obligations are $1.0 million and $0.4 million in 2005 and 2006, respectively, and $1.4 million in total. As of December 31, 2004, we do not have any long-term debt obligations or purchase obligations.
Capital Expenditures
Our total capital expenditures for equipment and motor vehicles in 2004, 2003 and for the period from May 6, 2002 to December 31, 2002 were $2.4 million, $0.9 million and $0.3 million, respectively. We currently have approximately $0.2 million worth of capital expenditures in progress, which will primarily be used in China. Our capital expenditures in progress are financed primarily from cash flows from our operating activities.
Our capital expenditures are spent primarily on servers, computers, office equipment, leasehold improvement and vehicles. In general, there is a positive correlation between our revenue and the amount of traffic that passes through our servers and transmission equipment. From time to time we need to purchase additional servers and transmission equipment as a result of increased business traffic. Our purchase of personal computers is primarily driven by headcount increases.
As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.
Off-balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Annual report 2004
Management Discussion and Analysis
Income Taxation
The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from May, 21, 2002.
KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT are incorporated in the PRC and subject to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Generally, PRC companies are subject to an enterprise income tax of 33%. However, KongZhong Beijing and the three operating companies each benefit from preferential tax treatment as a high technology enterprise. As such, KongZhong Beijing’s net income is tax exempt until 2005, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing AirInbox’s net income was tax exempt until the end of 2004, is subject to a 7.5% enterprise income tax for three years beginning in January 2005 and subject to a 15% enterprise income tax thereafter. Beijing Boya Wuji’s net income tax is tax exempt until 2006, is subject to a 7.5% enterprise income tax for three years beginning in 2009 and subject to a 15% enterprise income tax thereafter. Beijing WINT is in the process of applying for preferential tax treatment as a high technology enterprise. Each of KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT’s high technology enterprise status is subject to periodic review by the relevant PRC governmental authority. If any of these entities is found not to qualify as a high technology enterprise for PRC tax purposes, then such entity will not be eligible for the preferential tax treatment.
KongZhong Beijing and Beijing AirInbox recorded net losses in 2002 and 2003, and Beijing Boya Wuji and Beijing WINT recorded net losses in 2004, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. KongZhong Beijing and Beijing AirInbox recorded net profits in 2004 that are sufficient to realize the full tax benefit of the carry forward net losses. We cannot, however, give any assurances that Beijing Boya Wuji or Beijing WINT will record sufficient net income within the carry forward periods to realize the full tax benefit of their past net losses, and therefore, have recorded a full valuation allowance on the deferred tax asset balance. The tax losses carried forward as of December 31, 2004 amounted to $61,793 and will expire by 2009.
In addition, our revenues are subject to business taxes. Since August 2003, each of Beijing AirInbox and Beijing Boya Wuji is subject to a 3% business tax for wireless value-added services and a 5% business tax for other services. Beijing WINT is also subject to a 3% business tax for wireless value-added service and a 5% business tax for other services after our acquisition in February 2005. KongZhong Beijing is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, each of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT pays us service and license fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing.

Report of Independent Registered
Public Accounting Firm

Annual report 2004
Report of Independent Registered Public Accounting firm
To the Board of Directors and Shareholders
of KongZhong Corporation:
We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries (the “Company”) as of December 31, 2002, 2003 and 2004 and the related consolidated statements of Operations, shareholders’ equity and comprehensive income (loss), and cash flows for the period from May 6, 2002 to December 31 , 2002 and the two years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit Included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, 2003 and 2004 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 28, 2005 except for Note 16
May 24, 2005

Annual report 2004
KONGZHONG CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except per share amount)

	For the period from
	May 6, 2002 to	For the year ended December 31
	December 31, 2002	2003	2004
Gross revenues	$200,319	$7,806,689	$47,969,217
Cost of revenues	(84,335)	(2,283,972)	(15,704,767)

Gross profit	115,984	5,522,717	32,264,450

Operating expenses:
Product development	164,215	1,369,503	4,357,616
Selling and marketing	128,894	841,448	3,228,368
General and administrative	317,288	882,635	4,407,175
Amortization of deferred stock compensation*	—	21,986	482,766

Total operating expenses	610,397	3,115,572	12,475,925
(Loss) income from operations	(494,413)	2,407,145	19,788,525
Other expenses, net	—	—	(21,198)
Interest income, net	539	991	601,934

Net (loss) income before income taxes	(493,874)	2,408,136	20,369,261
Income taxes expense

Net (loss) income	$(493,874)	$2,408,136	$20,369,261

Net (loss) income per share, basic	$0.00	$0.01	$0.02

Net (loss) income per share, diluted	$0.00	$0.00	$0.02

Shares used in calculating basic net (loss) income per share	415,547,794	469,000,000	903,010,929

Shares used in calculating diluted net (loss) income per share	415,547,794	1,094,824,434	1,250,640,982

*Amortization of deferred stock compensation related to:
Product development	$—	$13,229	$125,777
Selling and marketing	—	8,389	59,506
General and administrative	—	368	297,483

	$—	$21,986	$482,766

The accompanying notes are an integral part of these consolidated financial statements.

39 Annual report 2004
KONGZHONG CORPORATION
CONSOLIDATED BALANCE SHEETS
(In US dollars, except per share amount)

	December 31,
	2002	2003	2004
Assets
Current assets:
Cash and cash equivalents	$2,646,216	$3,742,607	$90,714,082
Accounts receivable net of allowance of $Nil as of December 31, 2002, 2003 and 2004	132,327	1,703,864	10,198,786
Prepaid expenses and other current assets	71,754	198,286	719,654

Total current assets	2,850,297	5,644,757	101,632,522
Rental deposits	—	74,234	256,025
Property and equipment, net	251,041	848,461	2,484,192

Total assets	$3,101,338	$6,567,452	$104,372,739

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$23,455	$563,615	$2,498,617
Accrued expenses and other current liabilities	46,586	393,682	1,898,776
Due to a related party	5,000	90,000	46,203

Total current liabilities	$75,041	$1,047,297	$4,443,596
Minority interest	$—	$—	$120,815

Series B redeemable convertible preferred shares, net of issuance costs of $30,000 ($0.0000005 par value; 350,000,000 shares authorized, 350,000,000 and Nil issued and outstanding in 2003 and 2004, respectively)	$2,970,025	$2,970,025	$—

Commitments (Note 13)
Shareholders’ equity
Series A convertible preferred shares ($0.0000005 par value; 231,000,000 shares authorized, 231,000,000, 231,000,000 and Nil shares issued and outstanding in 2002, 2003 and 2004, respectively)	$115	$115	$—
Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 469,000,000,469,000,000 and 1,371,600,000 shares issued and outstanding in 2002, 2003 and 2004, respectively)	235	235	685
Additional paid-in capital	551,842	826,035	79,206,751
Deferred stock compensation	—	(189,086)	(1,682,643)
Accumulated other comprehensive (loss) income	(2,046)	(1,431)	12
(Accumulated deficit) Retained earnings	(493,874)	1,914,262	22,283,523

Total shareholders’ equity	56,272	2,550,130	99,808,328

Total liabilities and shareholders’ equity	$3,101,338	$6,567,452	$104,372,739

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(In US dollars, except per share amount)

							Accumulated	(Accumulated
	Series A convertible				Additional	Deferred	other	deficit)	Total
	preferred shares		Ordinary shares		paid-in	stock	comprehensive	retained	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	capital	compensation	(loss) income	earnings	equity	income (loss)
Issuance of common shares to founders	—	$—	469,000,000	$235	$—	$—	$—	$—	$235	$—
Issuance of Series A convertible preferred shares	231,000,000	115	—	—	549,896	—	—	—	550,011	—
Stock options issued to consultants	—	—	—	—	1,946	—	—	—	1,946	—
Foreign currency translation adjustments	—	—	—	—	—	—	(2,046)	—	(2,046)	(2,046)
Net loss	—	—	—	—	—	—		(493,874)	(493,874)	(493,874)

Balance as of December 31, 2002	231,000,000	115	469,000,000	235	551,842		(2,046)	(493,874)	56,272	$(495,920)

Stock options issued to consultants	—	—	—	—	63,121	—	—	—	61,121	$—
Deferred stock-based compensation	—	—	—	—	211,072	211,(072)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	21,986	—	—	21,986	—
Foreign currency translation adjustments	—	—	—	—	—	—	615	—	615	615
Net income	—	—	—	—	—	—	—	2,408,136	2,408,136	2,408,136

Balance as of December 31, 2003	231,000,000	115	469,000,000	235	826,035	(189,086)	(1431)	1,914,262	2,550,130	$2,408,751

Issuance of ordinary shares upon initial public offering, net of issuance costs of $6,760,110	—	—	320,000,000	160	73,434,123	—	—	—	73,434,283	$—
Conversion of the Series A convertible preferred shares upon initial public offering	(231,000,000)	(115)	231,000,000	(115)	—	—	—	—	—	—
Conversion of the Series B redeemable convertible preferred shares upon initial public offering	—	—	350,000,000	175	2,969,850	—	—	—	2,970,025	—
Issuance of common share upon exercise of options	—	—	1,600,000	—	420	—	—	—	420	—
Reversal of deferred stock compensation for employee terminations	—	—	—	—	(229,337)	229,337	—	—	—	—
Deferred stock-based compensation	—	—	—	—	2,205,660	(2,205,660)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	482,766	—	—	482,766	—
Foreign currency translation adjustments	—	—	—	—	—	—	1,443		1,443	1,443
Net income	—	—	—	—	—	—	—	20,369,261	20,369,261	20,369,261

Balance as of December 31, 2004	—	$—	1,371,600,000	$685	$79,206,751	$(1,682,634)	$12	$22,283,523	$99,808,328	$20,370,704

The accompanying notes are an integral part of these consolidated financial statements.

41

Annual report 2004
KONGZHONG CORPORATION
CONSOLIDATED CASHFLOW STATEMENTS
(In US dollars, except per share amount)

	For the period from	For the	For the
	May 6, 2002 to	year ended	year ended
Consolidated statements of cash flows	December 31, 2002	December 31, 2003	December 31, 2004
Operating activities:
Net (loss) income	$(493,874)	$2,408,136	$20,369,261
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization of deferred stock compensation	—	21,986	482,766
Stock options issued to consultants	1,946	63,121	—
Depreciation and amortization	41,310	266,539	793,749
Loss on disposal of property and equipment	—	—	743
Changes in operating assets and liabilities:
Accounts receivable	(132,327)	(1,571,537)	(8,494,922)
Prepaid expenses and other current assets	(71,754)	(126,532)	(521,368)
Rental deposits	—	(74,234)	(181,791)
Accounts payable	23,455	540,160	1,935,002
Accrued expenses and other current liabilities	46,586	347,096	1,505,094
Due to a related party	5,000	85,000	(43,797)

Net cash (used in) provided by operating activities	(579,658)	1,959,735	15,844,737

Investing activities
Purchase of property and equipment	(292,351)	(863,959)	(2,432,604)
Proceeds from disposal of property and equipment	—	—	2,381

Net cash used in by investing activities	(292,351)	(863,959)	(2,430,223)

Financing activities
Proceeds from issuance of ordinary shares	235	—	—
Proceeds from issuance of Series A convertible preferred shares	550,011	—	—
Proceeds from issuance of Series B redeemable convertible preferred shares, net of issuance costs	2,970,025	—	—
Capital injection from minority interest	—	—	120,815

Proceeds from issuance of ordinary shares upon initial public offering, net of issuance costs	—	—	73,434,703

Net cash provided by financing activities	3,520,271	—	73,555,518

Effect of foreign exchange rate changes	(2,046)	615	1,443

Net increase in cash and cash equivalents	2,646,216	1,096,391	86,971,475
Cash and cash equivalents, beginning of year	—	2,646,216	3,742,607

Cash and cash equivalents, end of year	$2,646,216	$3,742,607	$90,714,082

Supplemental disclosures of cash flow information
Income taxes paid	$—	$—	$—

Interest paid	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)

43

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
KongZhong Corporation (“KongZhong”) was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong established a wholly foreign owned enterprise,[CHINESE CHARACTER] (“KongZhong Beijing”), on July 29, 2002 under the laws of the People’s Republic of China (the “PRC”) and it has an operating period of 30 years which commenced in July 2002. The Company and its consolidated entities (the “Company”) provide wireless interactive entertainment, media and community services to mobile phone users in the PRC and is specialized in the development, marketing and distribution of consumer wireless value-added services.
PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts substantially all of its activities through [CHINESE CHARACTER] (“Beijing AirInbox”), a variable interest entity established on April 4, 2002 with an initial operating period of 30 years. Beijing AirInbox provides wireless value-added services to China’s cell phone users in the form of SMS, WAP, MMS, Java™, IVR and CRBT and is legally owned directly by three PRC citizens (the “Registered Shareholders”). Upon establishment, Yunfan Zhou, the Company’s Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company’s President, and Leilei Wang, held 35%, 35% and 30%, respectively of Beijing AirInbox’s total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from RMB 2 million to RMB 10 million. The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB 3.5 million) and $0.5 million (RMB 4.5 million), respectively.
In March 2004, the Company established another variable interest entity named Beijing Boya Wuji Technologies Co. Ltd. (“Beijing Boya Wuji”) with an operating period of 20 years. Beijing Boya Wuji will provide wireless value-added services to China’s cell phone users in the form of SMS, WAP, MMS, Java™, IVR and CRBT and a license has been obtained from the PRC government in April 2004. Beijing Boya Wuji is legally owned directly by two PRC citizens (the “Registered Shareholders of Beijing Boya Wuji”). Upon establishement of Beijing Boya Wuji, Yunfan Zhou and Zhen Huang held 50% and 50% respectively of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest.
KongZhong and KongZhong Beijing have entered into various operating agreements with Beijing AirInbox and Beijing Boya Wuji, including Exclusive Technical and Consulting Services Agreements. Under these agreements, Beijing AirInbox and Beijing Boya Wuji have the exclusive right and are required to pay the Company licensing and service fees for the use of each domain name and trademark and the technical and consulting services received. The Company is entitled to receive service fees in an amount up to all of the net income of Beijing AirInbox and Beijing Boya Wuji.
In addition, the Company has extended interest-free loan to the Registered Shareholders ($241,546 has been loaned as of December 31, 2002 and 2003) to finance their investments in Beijing AirInbox. In April 2004, Yang Cha and Songlin Yang drew down the loans for the amount of $0.5 million and $0.4 million, respectively for investment into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investment in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing. In addition,

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding. Since the Company consolidates Beijing AirInbox, the loans to the Registered Shareholders and Yang Cha are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.
The Company is the primary beneficiary of Beijing AirInbox because the Company holds all of the variable interests in Beijing AirInbox either directly or through related parties. The only variable interests not directly held by KongZhong Beijing are the shares which are held by Yunfan Zhou (10%), Songlin Yang (42%), Zhen Huang (3%) and Yang Cha (45%). Each of these individuals is a related party of the Company as described in FIN 46 (revised) either because they are officers of the Company (Yunfan Zhou), a member of the immediate family of management (Zhen Huang), or acting as a de facto agent of the Company (all). The de facto agent relationship is established through the loan agreement, under which the individuals assign all of their rights as shareholders to the Company. Because there are no unrelated variable interests in Beijing AirInbox, the Company is the primary beneficiary.
The Company is the primary beneficiary of Beijing Boya Wuji because the Company holds all of its variable interests in Beijing Boya Wuji through related parties. The only variable interests in Beijing Boya Wuji not directly held by KongZhong Beijing are the shares which are held by Yunfan Zhou (50%) and Zhen Hunang (50%). Each of these individuals is a related party of the Company as described in FIN 46 (revised) either because they are officers of the Company (Yunfan Zhou), a member of the immediate family of management (Zhen Huang), or acting as a de facto agent of the Company (all). The de facto agent relationship is established through the pledge agreement under which the individuals assign all of their rights as shareholders to the Company. Because there are no unrelated variable interests in Beijing Boya Wuji, the Company is the primary beneficiary.
In January 2003, the Financial Accounting Standard Board (“FASB”) issued Financial interpretation (“FIN”) No. 46, which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issue FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate its variable interest entity, Beijing AirInbox from its inception.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiary and its variable interest entities, Beijing AirInbox and Beijing Boya Wuji. All inter-company transactions and balances have been eliminated upon consolidation.
(c) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

45

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
(d) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment, accruals for revenue adjustments, cost of revenues, other liabilities and stock-based compensation expense.
(e) Certain significant risks and uncertainties
The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationship with the mobile operators; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
(f) Property and equipment, net
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the lease term
Communication equipment	1 year
(g) Impairment of long-lived assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.
(h) Revenue recognition and cost of revenues
The Company’s revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community (including ring back services and downloadable ring tones, icons and screen savers) services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries (“China Mobile” or the “Mobile Operator”). Fees, established by an arrangement with China Mobile and indicated in the message received on the mobile phone, for these services are charged on a transaction basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed.
The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services. The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company is required to make an estimate of the revenues and cost of revenues earned during the period

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.
The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company’s behalf. Accordingly, the 15 - 50% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of the messages sent in the relevant month, multiplied by the excess messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator, and are reflected as costs of revenues in the financial statements.
The Company evaluates the criteria outlined in Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees and transmission charges paid to the Mobile Operator. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions as it has latitude in establishing prices, it is involved in the determination of the service specifications and it has the right to select suppliers.
(i) Foreign currency translation
The functional currency of the Company’s subsidiaries including its variable interest entities in the PRC is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.
The Company has determined that the US. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income (loss) included in the shareholders’ equity.
(j) Product development expenses
Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.
(k) Income taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
(I) Comprehensive income (loss)
Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.
(m) Fair value of financial instruments
Financial instruments include cash and cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to their short-term maturities.

47

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
(n) Advertising costs
The Company expenses advertising costs as incurred. Total advertising expenses was $26,620, $52,922 and $176, 675 for the period from May 6, 2002 to December 31, 2002, the years ended December 31, 2003 and 2004, respectively and have been included as part of selling and marketing expenses.
(o) Stock-based compensation
The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.
Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma net income (loss) would have been as follows:

		For the year	For the year
	For the period from	ended	ended
	May 6, 2002 to	December 31,	December 31,
	December 31, 2002	2003	2004
Net (loss) income as reported:	$(493,874)	$2,408,136	$20,369,261
Add: Stock compensation as reported	—	21,986	482,766
Less: Stock compensation determined using the fair value method	(9.615)	(70.165)	(1.373.026)

Pro forma net (loss) income	$(503.489)	$2,359,957	$19.479.001

Basic net (loss) income per share:
As reported	$0.00	$0.01	$0.02
Pro forma	$0.00	$0.01	$0.02
Diluted net (loss) income per share:
As reported	$0.00	$0.00	$0.02
Pro forma	$0.00	$0.00	$0.02
The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

		December 31,
Option Grants	2002	2003	2004
Average risk-free rate of return	5.08%	4.44%	2.43%
Weighted average expected option life	4 years	4 years	2.844 years
Volatility rate	70%	70%	75%
Dividend yield	0%	0%	0%
(p) Net (loss) income per share
Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effect would be anti-dilutive.

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
(q) Segment reporting
The Company operates and manages its business as a single segment. The Company generates its revenues solely from mobile phone users in China, and accordingly, no geographical information is presented.
(r) Recently issued accounting standards
In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)” “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 31, 2005. Under SFAS 132(R), the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company is still in the process of evaluate the impact. Prior to the adoption of SFAS 123(R), The Company will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2003 as allowed by SFAS No. 123.
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity and be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.
In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“Variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has retroactively adopted the provisions from the inception of the VIE.
3. PROPERTY AND EQUIPMENT, NET
Property and equipment, net consists of the following:

	2002	2003	2004
Computer and transmission equipment	$214,987	$837,467	$2,223,168
Furniture and office equipment	39,639	104,962	254,413
Motor vehicles	—	101,024	437,697
Leasehold improvements	29,258	85,601	582,274
Communication equipment	8,467	27,256	87,797

	292,351	1,156,310	3,585,349
Less: accumulated depreciation and amortization	(41,310)	(307,849)	(1,101,157)

	$251,041	$848,461	$2,484,192

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	2002	2003	2004
Tax recoverable	$—	$88,968	$—
Staff advances	—	40,907	71,958
Advance to suppliers	21,694	35,125	459,417
Prepayments	1,933	33,286	49,919
Rental and other deposits	48,127	—	86,526
Interest receivables	—	—	51,834

	$71,754	$198,286	$719,654

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	2002	2003	2004
Accrued welfare benefits	$19,395	$124,214	$276,720
Accrued payroll	—	128,265	571,445
Accrued expenses	—	—	592,729
Amounts due to directors	15,030	12,765	615
Other tax payables	12,161	128,438	457,267

	$46,586	$393,682	$1,898,776

6. INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Law, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment of KongZhong Beijing, Beijing AirInbox and Beijing Boya Wuji as “high technology” companies has been agreed with the relevant tax authorities. KongZhong Beijing is entitled to a preferential tax rate of 15% and is entitled to a three-year exemption from income tax commencing in 2003, after taking into account any tax losses brought from prior year, followed by a 50% reduction in tax rates for the

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
succeeding three years, in accordance with the Income Tax Law of the PRC. Beijing AirInbox is entitled to a two-year exemption from income tax commencing 2003. Beijing Boya Wuji is entitled to a two-year exemption from income tax after taking into account its tax losses brought from prior year.
The principal components of the deferred income tax assets are as follows:

	2002	2003	2004
Defened tax assets
Depreciation and amortization	$2,101	$20,973	$27,105
Net operating loss carryforwards	22,612	80,521	4,634

Deferred tax asset	24,713	101,494	31,739
Valuation allowance	(24,713)	(101,494)	(31,739)

Deferred tax assets, net	$—	$—	$—

A full valuation has been established because the Company believes that either it is more likely than not that its deferred taxes assets will not be realized or the amount involved is not significant. The tax losses carried forward as of December 31, 2003 and 2004 amount to US$1,073,600 and US$61,793 and will expire by 2008 and 2009, respectively.
7. SHARE CAPITAL
In 2002, the Company issued:
(1) 231,000,000 shares of Series A convertible preference shares for cash proceeds of $550,011.
(2) 350,000,000 shares of Series B redeemable convertible preference shares for cash proceeds of $2,970,025 after share issuance cost of $30,000.
Each convertible preference share was convertible into one ordinary share at a conversion price of $0.002381 and $0.0085715 for Series A convertible preference shares and Series B redeemable convertible preference shares, respectively, and was automatically converted at the consummation of the Company’s sale of ordinary shares in public offering, on July 9, 2004. Upon the public offering, 231,000,000 and 350,000,000 has been converted from Series A convertible preference shares and Series B redeemable convertible preference shares, respectively. As of December 31, 2004, there are no Series A convertible preference shares or Series B redeemable convertible preference shares outstanding.
In July 2004, the Company completed the initial public offering of American Depositary Shares, representing the Company’s ordinary shares, and listed the ADSs on The Nasdaq Stock Market. Accordingly 320,000,000 ordinary shares were issued for total proceeds of $80,000,000, net of offering costs of $6,565,297.
8. STOCK OPTIONS
The Company’s employee stock option plan (the “Rlan”) allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company’s shares listed on NASDAQ (for options granted before public listing which is determined by the Board of Directors) and expire 10 years from the date of grant and vest over 4 years. As of December 31, 2004, options to purchase 96,910,000 shares of ordinary shares were outstanding. As of December 31, 2004, options to purchase 6,490,000 ordinary shares were available for future grant.
In 2004, the Company granted 52,760,000 ordinary share options to new and existing employees. The Company determined that the market value of the ordinary shares was in excess of the exercise price on the measurement

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
date and recorded a deferred stock compensation for the difference between the market value of the ordinary shares and the exercise price of the employee stock options for certain stock options. Accordingly, the Company recorded a deferred stock compensation of approximately $2,206,000 as of December 31, 2004. The deferred stock compensation is amortized over the vesting period, which is generally 4 years.
For stock options granted prior to the initial public offering, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary share. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense was recorded for the difference between the market value of the ordinary shares and the exercise price of the employee stock options. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company’s stock. Accordingly, there was no compensation charges generated from these option grants under APB 25.
The Company recorded a stock compensation expense of $482,766, $21,986 and $Nil in 2004, 2003 and 2002, respectively.
A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted
	Number of	average
	Options	exercise price
Granted	48,180,000	$0.004

Options outstanding at December 31, 2002	48,180,000
Granted	6,000,000	$0.050
Cancelled	(4,460,000)	$0.043

Options outstanding at December 31, 2003	49,720,000
Granted	52,760,000	$0.227
Cancelled	(3,970,000)	$0.226
Exercised	(1,600,000)	$0.003

Options outstanding at December 31, 2004	96,910,000

     The weighted average per share fair value of options as of the grant date was as follows:

	December 31,
	2002	2003	2004
Ordinary shares	$0.011	$0.066	$0.139
The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding		Options exercisable
	Number of	Weighted	Weighted	Number	Weighted
	Outstanding	average	average	exercisable	average
		remaining	exercise		exercise
		contractual Life	price		price
Ordinary shares:
$0.0025	35,420,000	7.50 years	$0.0025	19,923,750	$0.0025
$0.0100	6,920,000	7.96 years	$0.0100	3,460,000	$0.0100
$0.0500	5,310,000	8.58 years	$0.0500	2,353,750	$0.0500
$0.2500	33,260,000	9.13 years	$0.2500	—	$0.2500
$0.1750	16,000,000	9.83 years	$0.1750	—	$0.1750

Total	96,910,000			25,737,500	$0.0079

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
Options to non-employees
The Company granted 1,600,000 and 1,000,000 options to purchase ordinary shares to its external consultants in exchange for certain services in 2002 and 2003, respectively. The Company recorded compensation expense of $1, 946 and $63,121 for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003, respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the external consultants. The following assumptions were used in the option pricing model:

	December 31,
	2002	2003
Average risk free rate of return	5.08%	4.44%
Weighted average contractual option term	4 years	4 years
Volatility rate	70%	70%
Dividend yield	0%	0%
9. SEGMENT AND GEOGRAPHIC INFORMATION
The Company is engaged primary in providing value-added services such as games and entertainment, communication services, media, and various other related products to mobile phone users. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.
Product lines
The Company derives revenues principally form providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5 G technology platforms including wireless access protocol (“WAP”), multimedia messaging services (“MMS”) and Java™ and 2 G technology platforms, incuding short messaging services (“SMS”), interactive voice response (“IVR”) and color ring back tone (“CRBT”). Revenues for the period from May 6, 2002 to December 31, 2002 and for the years ended December 31, 2003 and 2004 are as follows:

	For the period from	For the year ended	For the year ended
	May 6, 2002	December 31,	December 31 ,
	to December 31, 2002	2003	2004
2.5 Generation
-WAP	$131,342	$3,852,880	$22,101,535
-MMS	—	2,085,500	17,264,109
-Java™	—	17,663	783,559

	131,342	5,956,043	40,149,203

2 Generation
-SMS	$68,977	$1,839,212	$6,629,575
-IVR	—	—	1,068,109
-CRBT and others	—	11,434	122,330

	68,977	1,850,646	7,820,014

	$200,319	$7,806,689	$47,969,217

Geographic Information
The Company operates in the PRC and all of the Company’s long lived assets are located in the PRC.

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
10. NET (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted net (loss) income per share:

	2002	2003	2004
Net (loss) income (numerator), basic and diluted Shares (denominator):	$(493,874)	$2,408,136	$20,369,261

Weighted average ordinary shares outstanding used in computing basic net (loss) income per share	415,547,794	469,000,000	903,010,929

Effect of dilutive securities:
Weighted average preferred shares outstanding	—	581,000,000	301,612,022
Stock options	—	44,824,434	46,018,031

Weighted average shares used in computing diluted net (loss) income per share	415,547,794	1,094,824,434	1,250,640,982

Net (loss) income per share, basic	$(0.001)	$0.01	$0.02

Net (loss) income per share, diluted	$(0.001)	$0.00	$0.02

For 2002, the Company had the following securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per shares in 2002 as their effects would have been antidilutive. On July 8, 2004, all of these shares are converted into ordinary shares upon the initial public offering:

December 31, 2002
Series A convertible preferred shares	231,000,000
Series B redeemable convertible preferred shares	350,000,000
Outstanding employee options to purchase ordinary shares	48,180,000

629,180,000

As of December 31, 2004, the Company had 33,260,000 ordinary shares equivalents outstanding that could have potential diluted income per share in the future, but which were excluded in the computation of diluted income share in the period, as their exercise prices were above the average market values in such period.
Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary stock using a yearly average market price.
11. CONCENTRATIONS
(a) Dependence on mobile phone operators
The revenue of the Company is primarily derived from cooperative arrangements with one mobile operator in Mainland China. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of service. If the strategic relationship with the mobile phone operator in the PRC is terminated or scaled-back, or if the mobile phone operator alter the revenue sharing arrangements, the Company’s wireless value-added service business would be adversely affected.
Revenue collected through China Mobile for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 are approximately $200,000, $7,807,000 and $47,716,000 representing 100%, 100% and 99% of revenues, respectively.

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
Amounts due from China Mobile Communication Corporation as of December 31, 2002, 2003 and 2004 amounted to approximately $132,000, $1,704,000 and $10,131,000 representing approximately 100% and 99% of accounts receivable, respectively.
(b) Credit risk
The Company depends on the billing system of Mobile Operator to charge the mobile phone users through mobile phone bills and collect payments from users. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.
12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefit was $41,625, $267,578 and $573,812 for the period from May 6, 2002 to December 31, 2002 and the years ended December 31 2003 and 2004, respectively.
The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 amounted to $6,203, $142,431 and $414,094, respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.
For foreign enterprises, these reserve funds include (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. As of December 31, 2002 and 2003, the three reserve fund balances were $0. As of December 31, 2004, the three reserve fund balances were $381,629, $0, and $0 respectively.
For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company’s employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. As of December 31, 2002, the three reserve funds were Nil and, as of December 31, 2003, the three reserve funds were $215,063, $107,532 and $1,828,035 respectively. As of December 31, 2004, the three reserve funds were $604,115, $964,068 and $1,828,035 respectively.

Annual report 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In US dollars, except per share amount)
13. COMMITMENTS
Operating lease as lessee
(a) The Company leases certain office premises under non-cancelable leases which expire in 2006. Rental expense under operating leases for the year ended December 31, 2003 and 2004 were $276,386 and $1,112,667, respectively.
Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending	$1,022,492
2005	400,782

2006	$1,423,274

(b) On December 23, 2004, the Company signed definitive agreement with eFriendsNet Entertainment Corporation to purchase 454,545 shares of its Series A Preferred Stock, which represented 10% of the outstanding shares of eFriendsNet for cash proceeds of $0.5 million. In January 2005, the Company completed its investment in eFriendsNet.
14. RELATED PARTY TRANSACTIONS
The Company has paid consultancy fees of $105,000 to a shareholder at the year ended December 31, 2003 and $Nil for the year ended December 31, 2004, respectively. Payable to such shareholder was $90,000 outstanding as of December 31, 2003 and $Nil as of December 31, 2004, respectively. The Company has another payable to other individual shareholders, which related to Initial Public Offer proceeds, was $46,203 outstanding as of December 31, 2004.
15. CONTINGENT LIABILITIES
Several class action lawsuits have been filed against the Company and certain of its officers on behalf of shareholders of the Company in the U.S. District Court for the Southern District of New York. The lawsuits claim that the Company failed to adequately disclose in its prospectus certain sanctions imposed by China Mobile against the Company. The Court recently appointed a lead plaintiff in the actions. Following this appointment, plaintiffs are expected to file a consolidated complaint. The Company is not able to assess the potential liability, if any, in this action at this very early stage of the matter.
16. SUBSEQUENT EVENTS
a) In February 2005, the Company entered into a series of contractual arrangements pursuant to which BeijingWireless Interactive Network Technology Co., Ltd., or Beijing Wireless Interactive, became the Company’s variable interest entity. Beijing Wireless Interactive provides wireless value-added services to China’s cell phone users. Beijing Wireless Interactive is legally owned directly by three PRC citizens. As of March 2005, Yang Yang holds 40%, Linguang Wu holds 30% and Guijun Wang holds 30%. The investment was made with $1,680,000 in cash provided by the Company.
b) In January 2005, Beijing AirInbox acquired 80% of the outstanding equity interest of Boya Wuji for an aggregate amount of RMB800,000.
c) On May 24, 2005, the Company’s variable interest entities, Beijing AirInbox and Beijing Wireless Interactive, acquired all the outstanding equity interest of Tianjin Mammoth Technology Company for cash proceeds of $725,000.

Corporate Information

Directors
Mr. Yunfan Zhou
Chairman of the Board of Directors, Chief Executive Officer
Mr. Nick Yang
Director, President and Chief Technology Officer
Mr. Charlie Y. Shi
Member of the Audit, Compensation and Nominating Committees
Mr. Yongqiang Qian
Member of the Audit, Compensation and Nominating Committees
Mr. Hanhui Sun
Member of the Audit Committees
Corporate Officers
Mr. Yunfan Zhou

Mr. Nick Yang
Mr. JP Gan
Chief Financial Officer
Mr. Hai Qi
Senior Vice President of Sales and Marketing
Ms. Kingchuen Wong
Vice President of Corporate Development
Corporate Headquarters
KongZhong Corporation
83 Floor, Tengda Plaza
No. 168 Xiwai Street,
Haidian District
Beijing, 100044
People’s Republic of China
Tel: (8610) 8857-6000
Fax: (8610) 8857-5900
Independent Accountant
Deloitte Touche Tohmatsu CPA Ltd.
US Legal Counsel
Sullivan & Cromwell LLP
Cayman Islands Legal Counsel
Maples and Calder
The Depository of ADS
Citi bank N.A.
Investor Relations
Ir. Kongzhong.com
Tel: 86-10-8857-6000-6916
Website
www.kongzhong.com

TABLE OF CONTENTS

02	Corporate Profile

04	Chairman and Chief Executive Officer’s Letter

09	Selected Financial Data

12	Business Overview

18	Management Discussion and Analysis

36	Report of Registered Public Accounting Firm

38	Consolidated Statements of Operations for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004

39	Consolidated Balance Sheets as of December 31, 2002, 2003 and 2004

40	Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004

41	Consolidated Statements of Cash Flows for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004

42	Notes to the Consolidated Financial Statements